DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

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3A CHATER ROAD
HONG KONG

File No. 82-5151

February 11, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Charles Allen

dlw 2/12

TELEFÔNICA DATA BRASIL HOLDING S.A.

CNPJ nº 04.295.166/0001-33

NIRE nº 35.300.183.991

ANNOUNCES

Telefônica Data Brasil Holding S/A announces that its General Extraordinary Shareholders' Meeting will take place in its headquarters at Brigadeiro Faria Lima Avenue, 1188, auditorium, at 1pm, on february 25th,2002, with the purpose of discussing the following :

1. Increase of share capital limit of the company from 700.000.000.000 (seven hundred billions) of ordinary or preferred shares to 1.500.000.000.000 (one trillion and five hundred billion) of shares, with the consequent modification in the heading of article four of its By-Laws.
2. Ractify the election of the Members Board of Director;
3. General subjects
4. General instructions:

A) Proxies must be filed no later than 6:00 p.m. São Paulo time, on February 21st, 2001, with the General Secretary at Avenida Brigadeiro Faria Lima # 1118th Floor.

B) Shareholders with fungible custody of registered shares on the stock exchange wishing to attend the meeting must present a certificate stating their holdings. The certificate must be issued by a custodial agent and must be presented no later than three (3) days prior to the meeting at Avenida Brigadeiro Faria Lima # 1118, 13th Floor.

São Paulo, February 8th, 2002

Eduardo Fernando Caride
Chairman of The Board